UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13941

AARON’S, LLC

(Exact name of registrant as specified in its charter)

400 Galleria Parkway SE, Suite 300

Atlanta, Georgia 30339-3194

(678) 402-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One *

*

On October 16, 2020, Aaron’s, Inc. (“Aaron’s”) completed the holding company formation. In the holding company formation, Aaron’s became a direct, wholly owned subsidiary of Aaron’s Holdings Company, Inc. (“HoldCo”) and thereafter converted to a limited liability company, Aaron’s, LLC. The holding company formation was effected through a merger pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 1, 2020, among Aaron’s, HoldCo and Aaron’s Merger Sub, Inc., a Georgia corporation (“Merger Sub”). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, Merger Sub merged with and into Aaron’s and the separate corporate existence of Merger Sub ceased (the “Merger”), with Aaron’s as the surviving corporation in the Merger and continuing its existence as a direct, wholly owned subsidiary of HoldCo. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Aaron’s and does not affect the reporting obligations of HoldCo, which is the successor registrant to Aaron’s under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Aaron’s, LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2020	AARON’S, LLC

	By:	/s/ Robert W. Kamerschen
Robert W. Kamerschen
Vice President and Secretary